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FIRST MINING COMPLETES ACQUISITION OF CAMERON GOLD PROJECT

June 9, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining”) is pleased to announce the successful completion of the previously announced acquisition (the “Transaction”) of Cameron Gold Operations Ltd., a wholly-owned subsidiary of Chalice Gold Mines Limited (ASX: CHN; TSX: CXN) (“Chalice”) which owns the Cameron Gold project located in Ontario, Canada.

As consideration for the acquisition, First Mining issued to Chalice 32,260,836 common shares (the “Consideration Shares”), representing approximately 8.1% of the issued and outstanding shares of First Mining as of today's date. The Consideration Shares are subject to a statutory four-month hold period expiring on October 10, 2016. Furthermore, Chalice has agreed to sell no more than approximately one eighth of the total Consideration Shares per month over the following eight months except where the sale is in a single block to a purchaser acceptable to First Mining.

In connection with the Transaction, First Mining has granted to Chalice a net smelter returns (“NSR”) royalty of 1% on certain mining claims within the Cameron Gold project which are not encumbered by pre-existing royalties. First Mining has retained the right to repurchase 0.5% of the NSR royalty for CDN$1,000,000.

Keith Neumeyer, Chairman of First Mining, stated: “We are very pleased to have completed the acquisition of the Cameron gold project. This is our third significant acquisition in north-western Ontario and we believe that the Cameron project complements our growing portfolio of advanced assets with sizeable in-situ gold resources in geopolitically safe regions. With the acquisition of the Cameron project, we’ve added another 31,673 hectares to our portfolio within the world famous Kenora Mining Camp containing a known NI 43-101 compliant Measured and Indicated Resource of 7,824,000 tonnes grading 2.26 g/t gold (569,000 Au ounces) and an Inferred Resource of 14,464,000 tonnes grading 1.92 g/t gold (894,000 Au ounces) with significant geological upside.”

Dr. Christopher Osterman, P. Geo., Chief Executive Officer of First Mining, a Qualified Person for the purposes of National Instrument 43-101 has reviewed and approved the scientific and technical content of this news release.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 27 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824. Alternatively please visit our website at www.firstminingfinance.com or email us at info@firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.